Exhibit 16.1

July 15, 2011 Our Ref: H587/adr/hk/ic/u11 PRIVATE AND CONFIDENTIAL Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Ladies and Gentlemen:

We were previously engaged as principal accountants to audit the consolidated financial statements of Huifeng Bio-Pharmaceutical Technology, Inc. as of and for the year ended December 31, 2010.  On April 15, 2011, we ceased to be Huifeng Bio-Pharmaceutical Technology, Inc.’s auditors. We have read Huifeng Bio-Pharmaceutical Technology, Inc.’s statements included under Item 4.01 of its Form 8-K dated July 15, 2011. We are not in a position to agree or disagree with Huifeng Bio-Pharmaceutical Technology, Inc.’s statements as presented in the first paragraph. We agree with statements in subsequent paragraphs.

Yours faithfully,

/s/ Baker Tilly Hong Kong Limited
Baker Tilly Hong Kong Limited

cc:  Huifeng Bio-Pharmaceutical Technology Inc.